UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE GOVERNMENT PRACTICE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

KFORCE GOVERNMENT PRACTICE PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administration of the

Kforce Government Practice Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and delinquent participant contributions as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the 2012 financial statements. In our opinion, the information is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ Warren Averett, LLC

Tampa, Florida
June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administration of the

Kforce Government Practice Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce Government Practice Plan (the “Plan”) as of December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 in conformity with United States generally accepted accounting principles.

/s/ Pender Newkirk & Company LLP
Certified Public Accountants

Tampa, Florida
June 27, 2012

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Participant-directed investments at fair value	$16,441,054	$15,272,499

Receivables:
Employer contributions	237,081	589,705
Participant contributions	—	—
Notes receivable from participants	319,823	190,369

Total receivables	556,904	780,074

Net assets available for benefits	16,997,958	16,052,573
Adjustments from fair value to contract value for fully benefit-responsive investment contract	—	—

Net assets available for benefits	$16,997,958	$16,052,573

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Investment income:
Net appreciation in fair value of investments	$1,565,346
Interest and dividends	256,629

Net investment income	1,821,975

Interest on notes receivable from participants	11,941
Contributions:
Participant	2,469,122
Employer	186,552
Rollovers from other qualified plans	324,110

Total contributions	2,979,784

Benefits paid to participants	(3,764,898)

Other income	24,249

Other expenses	(21,925)

Net increase in net assets	1,051,126

Transfers out of plan	(105,741)

Net assets available for benefits:
Beginning of period	16,052,573

End of period	$16,997,958

See notes to financial statements.

KFORCE GOVERNMENT PRACTICE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce Government Practice Plan (the “Plan”) is sponsored by Kforce Government Holdings, Inc. (“KGH”), a wholly owned subsidiary of Kforce Inc. The Plan is a defined contribution plan covering substantially all employees of Kforce Government Solutions, Inc. (“KGS”), a wholly owned subsidiary of KGH, except those that meet certain exceptions. The Plan’s trustee is Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) and the record keeper is The Prudential Insurance Company of America. The Plan was initiated on October 2, 2006.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees of KGS are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n)

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan

•	Employees who are nonresident aliens with no U.S. source earned income

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees

•	Employees who are not on the U.S. payroll of KGS.

Contributions—Participants may contribute up to 75% of their compensation for each year subject to the limitations provided in the Code, which was $17,000 for those under age 50 and $22,500 for those age 50 and above for 2012. KGH matching and other contributions are made at the discretion of the Board of Directors, in cash or Kforce Inc. common stock, in amounts not to exceed the maximum permitted as a deductible expense by the Code. KGH contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who are active as of the last day of the Plan year and who have completed at least 1,000 hours as of the last day of the Plan year. Additionally, employees who have terminated employment because of death, total disability, or after reaching age 55, are considered eligible participants. For the year ended December 31, 2012, KGH made matching contributions equal to 25% of each participant’s eligible deferral up to 6% of eligible compensation to all eligible participants at December 31, 2012.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, KGH’s matching and other contributions, transfers into the Plan, rollovers and Plan earnings and is charged with withdrawals and Plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Rollovers—All employees are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings, if any, thereon. KGH contributions and earnings, if any, vest at the rate of 20% for each year of service earned. A year of service is defined as any eligible participant who has completed at least 1,000 hours as of the last day of the Plan year. KGH contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service, and

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from rollover contribution account.

Plan Termination—Although it has not expressed any intent to do so, KGH has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. KGH contributions are automatically invested in the investment options selected by each participant for their contributions.

Notes Receivable from Participants—Participants may borrow money from their vested account balance for any reason. The maximum amount available for notes receivable is the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months prior to the date of the loan, or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Notes receivable must have a definite repayment period not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 10 years or 15 years for notes receivable issued subsequent to January 1, 2009. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.

Notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee.

Payment of Benefits—Upon termination of service, a participant may elect an immediate lump-sum payment. Other forms of payment are available, as defined by the Plan. Withdrawals from the Plan shall be paid to a participant, to the extent possible, in cash or Kforce Inc. common stock, as elected by the participant.

At December 31, 2012 and 2011, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Non-vested balances resulting from KGH contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce administrative expenses payable by the Plan, to reduce employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. During the year ended December 31, 2012, there was approximately $48,100 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2012 and 2011. Forfeited funds in the suspense account at December 31, 2012 and 2011 were approximately $51,200 and $46,600, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The units of the pooled separate accounts are stated at fair value, as determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments, which are shares of mutual funds and common stock. The fully benefit-responsive investment contract is stated at fair value which equals contract value at December 31, 2012 and 2011 and is valued based upon the participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. The fully benefit-responsive investment contract is explained in detail in Note 4 of these financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and in the units of pooled separate accounts are deducted from income or loss on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Notes Receivable from Participants—Notes receivable from participants represent participant loans and are valued at the unpaid principal balance plus any accrued but unpaid interest.

Contributions—Employee contributions are recorded when eligible compensation is paid. Employer contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by KGH, the Plan and/or unallocated Plan forfeitures.

Subsequent Events—KGH considers events that occur after the date of the statement of net assets available for benefits but before the financial statements are issued to determine appropriate accounting and disclosure for those events. We evaluated all events or transactions that occurred subsequent to December 31, 2012 and through the time of filing this Annual Report on Form 11-K. We are not aware of any significant events that occurred subsequent to December 31, 2012 but prior to the filing of this report that would have a material impact on our financial statements.

3.	INVESTMENTS

The following presents the individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	December 31,
Description of Investment	2012	2011
Guaranteed Income Fund (see Note 4)	$2,991,304	$2,837,738
Thornburg International Value Fund	2,736,373	2,466,841
Pimco Total Return Fund	2,031,914	2,048,581
Wells Fargo Advantage Growth Adm	1,996,169	1,815,538
Columbia Dividend Income A	1,697,945	1,578,202
Mid Cap Growth/TimesSquare Fund	1,228,867	1,018,282
Columbia Small Cap Value Fund I A	995,787	905,710

During the year ended December 31, 2012, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated in value as follows:

Net Realized and Unrealized Appreciation In Fair Value of Investments
Mutual fund - Thornburg International Value Fund	$356,556
Mutual fund - Wells Fargo Advantage Growth Adm	310,105
Pooled separate account - Mid Cap Growth/TimesSquare Fund	192,826
Mutual fund - Pimco Total Return Fund	140,863
Mutual fund - Columbia Dividend Income A	132,033
Mutual fund - Columbia Small Cap Value Fund I A	94,594
Mutual fund - Goldman Sachs Mid-Cap Value Fund	87,905
Mutual fund - Prudential Stock Fund I	78,616
Kforce Inc. common stock	53,627
Mutual fund - Invesco Equity and Income Fund	49,301
Mutual fund - Jennison Small Company Fund	45,875
Mutual fund - BlackRock Inflation Protected Bond A	11,958
Mutual fund - Mutual Global Discovery Fund A	10,716
Mutual fund - Columbia Mid-Cap Index A Fund	371

Net appreciation in fair value of investments	$1,565,346

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this contract. The contract is not a traditional guaranteed investment contract as it is backed by the creditworthiness of the issuer and not by specific securities in the general account and therefore there are no known cash flows that can be discounted. Contract value represents participant contributions made, plus participant transfers into the fund and credited interest, less participant withdrawals, participant transfers out of the fund and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. Plan management believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of discontinuance of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.

The crediting interest rate is based on contract balances using a single “portfolio rate” approach, which is guaranteed by PRIAC. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting.

	2012	2011
Average yields:
Based on annualized earnings (1)	1.80%	2.20%
Based on interest rate credited to participants (2)	1.80%	2.20%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FAIR VALUE MEASUREMENTS

In accordance with current accounting guidance, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

		Fair Value Measurements at December 31, 2012 Using:
Description of Investment	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
International blend fund	$2,736,373	$2,736,373	$—	$—
Intermediate-term bond fund	2,031,914	2,031,914	—	—
Large growth fund	1,996,169	1,996,169	—	—
Large value fund	1,697,945	1,697,945	—	—
Domestic value funds	1,597,433	1,597,433	—	—
Domestic blend fund	643,174	643,174	—	—
Domestic growth funds	426,892	426,892	—	—
Moderate allocation fund	315,351	315,351	—	—
Inflation protected bond fund	211,212	211,212	—	—
International stock fund	131,099	131,099	—	—

Total mutual funds	11,787,562	11,787,562	—	—

Pooled separate accounts:
Domestic growth fund	1,228,867	—	1,228,867	—

Guaranteed income fund	2,991,304	—	2,991,304	—
Kforce Inc. common stock	433,321	433,321	—	—

Total	$16,441,054	$12,220,883	$4,220,171	$—

		Fair Value Measurements at December 31, 2011 Using:
Description of Investment	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
International blend fund	$2,466,841	$2,466,841	$—	$—
Intermediate-term bond fund	2,048,581	2,048,581	—	—
Large growth fund	1,815,538	1,815,538	—	—
Large value fund	1,578,202	1,578,202	—	—
Domestic value funds	1,427,428	1,427,428	—	—
Domestic blend fund	575,309	575,309	—	—
Moderate allocation fund	445,461	445,461	—	—
Domestic growth funds	396,070	396,070	—	—
Inflation protected bond fund	210,623	210,623	—	—
International stock fund	84,224	84,224	—	—

Total mutual funds	11,048,277	11,048,277	—	—

Pooled separate accounts:
Domestic growth fund	1,018,282	—	1,018,282	—

Guaranteed income fund	2,837,738	—	2,837,738	—
Kforce Inc. common stock	368,202	368,202	—	—

Total	$15,272,499	$11,416,479	$3,856,020	$—

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed KGH by a letter dated February 11, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, KGH and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds, pooled separate accounts, and an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.

At December 31, 2012 and 2011, the Plan held 30,218 and 29,862 shares, respectively, of common stock of Kforce Inc., the parent company of the sponsoring employer.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

KGH remitted the August 24, 2012, September 10, 2012, and October 10, 2012 participant contributions of approximately $94,600, $94,200 and $93,500, respectively, to the trustee on August 31, 2012, September 17, 2012, and October 16, 2012, respectively, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. As a result, KGH has filed Form 5330’s with the Internal Revenue Service and has paid an excise tax on the transaction during the 2012 Plan year.

In September and October of 2012, KGH remitted additional contributions for the three late remittances, which represented the amount of investment income that would have been earned by the participants had the contributions been remitted on a timely basis.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc. *	Common Stock	$433,321
Thornburg International Value Fund	Mutual Fund	2,736,373
Pimco Total Return Fund	Mutual Fund	2,031,914
Wells Fargo Advantage Growth Adm	Mutual Fund	1,996,169
Columbia Dividend Income A	Mutual Fund	1,697,945
Columbia Small Cap Value Fund I A	Mutual Fund	995,787
Columbia Mid Cap Index A Fund	Mutual Fund	13,013
Prudential Stock Index I	Mutual Fund	630,161
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	601,646
Invesco Equity and Income Fund	Mutual Fund	315,351
Jennison Small Company Fund*	Mutual Fund	426,892
BlackRock Inflation Protected Bond A	Mutual Fund	211,212
Mutual Global Discovery Fund A	Mutual Fund	131,099
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	1,228,867
Guaranteed Income Fund*	Unallocated Insurance Contract	2,991,304
Various Participants*	Notes receivable from participants (maturing 2013 –2017 at interest rates ranging from 4.25% to 8.25%)	319,823

		$16,760,877

*	Indicates a party-in-interest to the Plan.

KFORCE GOVERNMENT PRACTICE PLAN

FORM 5500, SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully Corrected Under VFCP and PTE 2002-51 (1)
$ 282,289	$—	$—	$—	$282,289

☐	Check here if late participant loan re-payments are included.

(1)

Participant contributions were not funded within the time period prescribed by DOL Regulation 2510.3-102. The Firm calculated the interest on the delinquent contributions and transmitted the lost earnings to the Plan in 2012. The Firm has also filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Government Practice Plan

June 21, 2013	/s/ Jeffrey B. Hackman
Jeffrey B. Hackman
Vice President and Chief Accounting Officer of the Plan Administrator, Kforce Inc.

EXHIBITS

Exhibit No.	Description

23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm

23.2	Consent of Pender Newkirk and Company LLP, Independent Registered Public Accounting Firm